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800 King Street
Wilmington, DE 19801

P. O. Box 231
Wilmington, DE 19899-0231

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christie.cannon@conectiv.com

Christie Day Cannon
Associate General Counsel

Exhibit F-1

Securities and Exchange Commission
Office of Public Utility Regulation
450 Fifth Street, N.W.
Washington, D.C. 20549

June 30, 2005

Re: Pepco Holdings, Inc. and Subsidiaries
       SEC File No. 70-10286

Ladies and Gentlemen:

This opinion is furnished to the Securities and Exchange Commission (the "Commission") in connection with the joint filing with the Commission of the Application-Declaration on Form U-1 under the Public Utility Holding Company Act of 1935, as amended (the "Act") (File 70-10286) (the "Application") of (i) Pepco Holdings, Inc. ("PHI" or "Pepco Holdings"), Potomac Electric Power Company ("Pepco"), Pepco Communications, Inc., POM Holdings, Inc., Potomac Capital Investment Corporation, American Energy Corporation, Edison Place, LLC, PCI Energy Corporation, Potomac Capital Markets Corporation, Potomac Harmans Corporation, Potomac Capital Joint Leasing Corporation, PCI Holdings, Inc., Potomac Delaware Leasing Corporation, PCI Nevada Investments, Potomac Leasing Associates, LP, AMP Funding, L.L.C., RAMP Investments, LLC, Pepco Technologies, LLC, PCI Air Management Corporation, Potomac Aircraft Leasing Corporation, Potomac Nevada Corporation, Potomac Nevada Leasing Corporation, Potomac Equipment Leasing Corporation, Potomac Nevada Investment, Inc., PCI Netherland Corporation, PCI Queensland Corporation, PCI Ever, Inc., Friendly Skies, Inc., PCI Engine Trading, Ltd., Conectiv, ACE REIT, Inc., ATE Investment, Inc., Atlantic City Electric Company, Atlantic City Electric Transition Funding LLC, Atlantic Generation, Inc., Atlantic Southern Properties, Inc., Binghamton General, Inc., Binghamton Limited, Inc., Conectiv Atlantic Generation, L.L.C., Conectiv Bethlehem, LLC, Conectiv Communications, Inc., Conectiv Delmarva Generation, Inc., Conectiv Energy Holding Company, Conectiv Energy Supply, Inc., Conectiv Mid Merit, LLC, Conectiv Pennsylvania Generation, LLC, Conectiv Properties and Investments, Inc., Conectiv Services, Inc., Conectiv Solutions LLC, DCTC-Burney, Inc., Delaware Operating Services Company, Delmarva Power & Light Company ("DPL"), King Street Assurance Ltd., Pedrick Gen., Inc., PHI Operating Services Company, PHI

Service Company, Vineland Limited, Inc., Vineland General, Inc., and Conectiv Plumbing, L.L.C. (collectively, the "PHI Companies"), and (ii) Pepco Energy Services, Inc. ("PES"), Pepco Building Services, Inc., MET Electrical Testing Company, Inc., Engineered Services, Inc., Unitemp, Inc., Seaboard Mechanical Services, Inc., PES Home Services of Virginia, Potomac Power Resources, LLC, Pepco Government Services LLC, Pepco Enterprises, Inc., Severn Construction Services, LLC, W.A. Chester, LLC, W.A. Chester Corporation, ATS Operating Services, Inc., Atlantic Jersey Thermal Systems, Inc., Conectiv Thermal Systems, Inc., Thermal Energy L.P. 1 (collectively, the "PES Companies").

As counsel for the PHI Companies, I deliver this opinion to you for filing as Exhibit F-1 to the Application referenced above. Capitalized terms not otherwise defined herein have the meaning ascribed to them in the Application.

The Application seeks the authorization and approval of the Commission with respect to ongoing financing activities, the provision of guarantees, and other matters pertaining to Pepco Holdings and its subsidiaries through June 30, 2008 (the "Authorization Period"). Specifically, the Application seeks, among other things, authorizations and approvals of the Commission related to the following (collectively, the "Transactions"):

- issuances by PHI of common stock, preferred stock and debt securities (consisting of long-term debt securities issued during the Authorization Period and any short-term debt outstanding as of the time of measurement) in an amount not to exceed $6 billion;

- the issuance of up to 20 million shares of common stock under stock purchase/dividend reinvestment plans and stock-based management incentive and employee benefit plans;

- guarantees and other forms of credit support by PHI, the Utility Subsidiaries and the Nonutility Subsidiaries of obligations of affiliated persons in favor of unaffiliated persons in an aggregate amount not to exceed $3.5 billion;

- hedging transactions by PHI and the Utility Subsidiaries (to the extent not exempt pursuant to Rule 52) with regard to their indebtedness;

- issuances of short-term debt securities by Pepco and DPL not to exceed $500 million and $275 million, respectively, outstanding at any one time;

- issuances of long-term debt securities and preferred securities by Pepco not to exceed $1.1 billion in aggregate;

- issuances by Nonutility Subsidiaries of securities that are not exempt pursuant to Rule 52 in an amount not to exceed $300 million outstanding at any time during the Authorization Period;

- operation of the PHI System money pool;

- the formation of financing entities and the issuance by such financing entities of securities otherwise authorized to be issued and sold pursuant to this Application-Declaration or pursuant to applicable exemptions under the Act, including intrasystem guarantees of such securities;

- the ability of wholly owned Subsidiaries to alter their capital stock;

- the use of the proceeds of financings in an amount not to exceed $4.5 billion for investments in EWGs and FUCOs;

- the ability of the Nonutility Subsidiaries to pay dividends out of capital or unearned surplus;

- the restructuring of PHI's nonutility interests from time-to-time, including the establishment of one or more intermediate subsidiaries organized exclusively for the purpose of acquiring, financing and holding the securities of one or more existing or future Nonutility Subsidiaries;

- the exemption of certain transactions from the "at cost" requirements of Rules 90 and 91; and

- the ability of Nonutility Subsidiaries to engage in energy-related activities outside of the United States.

As Associate General Counsel of PHI Service Company, representing Pepco Holdings and the PHI Companies, I have acted as counsel to the PHI Companies with respect to the filing of the Application. I am a member of the bar of the State of Delaware, the state in which PHI, Conectiv and certain other of the PHI Companies are formed or incorporated or qualified to do business. I am not an active member of the bars of other states, in which certain other PHI Companies are formed or incorporated or qualified to do business. I do not hold myself out as an expert in the laws of any state other than Delaware, although I have consulted and will consult with, and have relied on advice from, counsel employed or retained by the various PHI

Companies with respect to the laws of states or jurisdictions other than Delaware, to the extent I deemed necessary or appropriate in order to render this opinion.

In connection with this opinion, I or attorneys in whom I have confidence have examined originals or copies certified or otherwise identified to my or their satisfaction of such corporate records of the PHI Companies, certificates of public officials, certificates of officers and representatives of the PHI Companies, and other documents as I or they have deemed necessary in order to render the opinions hereinafter set forth.

In such examination, I or they have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to the original documents of all documents submitted to us as copies. As to any facts material to this opinion, I have, when relevant facts were not independently established, relied upon the aforesaid agreements, instruments, certificates and documents.

The opinions expressed below are subject to the following assumptions, qualifications, limitations, conditions and exceptions:

a. The Transactions shall have been duly authorized and approved, to the extent required by the governing corporate documents and applicable state laws, as the case may be, by the Board of Directors of the appropriate PHI Company.

b. All required approvals, authorizations, consents, certificates, rulings and orders of, and all filings and registrations with, all applicable federal and state commissions and regulatory authorities with respect to the Transactions shall have been obtained or made, as the case may be, and shall have become final and unconditional in all respects and shall remain in effect (including the approval and authorization of the Commission under the Act) and such Transactions shall have been accomplished in accordance with all such approvals, authorizations, consents, certificates, orders, filings and registrations.

c. The Commission shall have duly entered an appropriate order with respect to the Transactions as described in the Application, granting and permitting the Application to become effective under the Act and the rules and regulations thereunder.

d. A registration statement shall have been declared effective under the Securities Act of 1933 or an exemption from registration shall be applicable under such Act with respect to any securities to be issued in a Transaction and no stop order shall have been entered by the Commission with respect thereto.

e. The parties shall have obtained all consents, waivers and releases, if any, required for the Transactions under all applicable governing corporate documents, contracts, agreements, debt instruments, indentures, franchises, licenses and permits.

f. No act or event other than as described herein shall have occurred subsequent to the date hereof that would change the opinions expressed herein.

Based on the foregoing, and subject to the assumptions and conditions set forth herein, I am of the opinion that when the Commission has taken the action requested in the Application:

1. The laws of the applicable state or jurisdiction of formation or incorporation applicable to the proposed Transactions will have been complied with; however, I express no opinion as to the need to comply with state blue sky laws.

2. Each of the PHI Companies is an entity validly formed or organized, duly existing and in good standing in its respective state or jurisdiction of formation or incorporation.

3. The various debt instruments and guarantees to be issued by a PHI Company as part of the Transactions indicated above will be valid and binding obligations of such company in accordance with the terms of such instruments and guarantees, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws from time to time in effect affecting the enforceability of creditors' rights generally and to general principles of equity (including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing) regardless of whether considered in a proceeding in equity or at law; and

4. The consummation of the Transactions will not violate the legal rights of the holders of any securities issued by a PHI Company.

This letter is addressed to the Commission, and no person or entity, other than the Commission, may rely on it. I hereby consent to the use of this opinion as Exhibit F-1 to the Application.

Very truly yours,

/s/ Christie Day Cannon
Christie Day Cannon